Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@ eversheds-sutherland.com

November 12, 2021

VIA EDGAR

Erin E. Martin, Esq.

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chicago Atlantic Real Estate Finance, Inc.

Registration Statement on Form S-11

Supplemental Response Letter

File No. 333-260505

Dear Ms. Martin:

On behalf of Chicago Atlantic Real Estate Finance, Inc. (the “Company”), attached hereto are additional changed pages to the Company’s registration statement on Form S-11, and the prospectus contained therein (the “Prospectus”), filed on October 26, 2021 (the “Registration Statement”), as included in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The purpose of this supplemental response letter is to provide additional information regarding the options that the Company faces in the event any of its loans default and to reduce the emphasis on quantifying the amount of real estate collateral coverage the Company’s loans have.

In Amendment No. 1, the Company has reduced the prominence of the collateral disclosures by removing the Collateral Overview table from the Summary section of the Prospectus and deleting language found in the “Competitive Advantages” and other locations within the Prospectus that previously quantified the real estate collateral coverage without providing additional context regarding such coverage.

In addition, the Company has revised its disclosures related to the options it has if a loan were to default. The Company has no general policy to pursue the sale of a defaulted loan to a third party rather than pursue a foreclosure. With respect to the real estate underlying the loans, there is no limitation under state law on foreclosing on such real estate; however, to the extent the real estate is still being used in cannabis-related activities, the Company will not foreclose and take title to such real estate as doing so would violate NASDAQ listing standards. Notwithstanding this, the Company may pursue a foreclosure proceeding where the real estate is sold to a third party. NASDAQ listing requirements would not restrict the Company from pursuing foreclosure judgments and enforcing such judgments where the real estate is sold to third party purchasers.

Erin E. Martin, Esq. November 12, 2021 Page 2

While the Company has agreed to reduce the prominence of disclosure related to the real estate collateral coverage of its portfolio, the Company believes that disclosure of the appraised value of such real estate collateral through the disclosure of real estate collateral coverage (i.e. the inverse of loan to value ratios) is meaningful to potential investors and disclosure that potential investors in mortgage REITs would expect to see when making an investment decision. The Company further believes that the omission of such disclosure from the prospectus would be a material omission that would deprive potential investors from being able to compare these measurements against the Company’s direct competitors who include such disclosures.

Finally, the Company is aware and has included disclosure that makes clear that the appraised value of the real estate is not equal to the expected sales price of such real estate if sold to a third party or the sales price of a defaulted loan when sold to a third party.  Nevertheless, the appraised value of real estate securing a loan is an important characteristic of determining the value of such loan, because a prospective purchaser of the loan can exercise rights and remedies and end up owning the underlying real estate as a result of a foreclosure action. Similarly, for a third party purchaser at a foreclosure sale, the bid price in a foreclosure sale will likely be based, in part, on the appraised value of such real estate.

The Company appreciates the Staff’s thoughtful comments to the Registration Statement and believes that the result of such comments is enhanced disclosure in Amendment No. 1 that better reflects information relevant to potential investors, including the important issue of how the Company would handle defaulted loans.

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Erin E. Martin, Esq. November 12, 2021 Page 3

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton, Esq.
Owen J. Pinkerton, Esq.

cc:	Andreas Bodmeier, Chicago Atlantic Real Estate Finance, Inc.

Lindsay Menze, Chicago Atlantic Real Estate Finance, Inc.

Daniel R. McKeithen, Esq., Eversheds Sutherland (US) LLP

Christopher J. Bellini, Esq., Cozen O’Connor P.C.

Seth Popick, Esq., Cozen O’Connor P.C.